 Exhibit 99.2
0 AUDIOCODES LTD. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 17, 2024 The undersigned shareholder of AudioCodes Ltd. (the “Company” or “AudioCodes”) hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NIRAN BARUCH or ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the 2024 Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 6 Ofra Haza Street, Or Yehuda, Israel, on Tuesday, September 17, 2024, at 2:00 p.m., local time, and at any adjournment thereof. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items on the reverse side. (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUDIOCODES LTD. September 17, 2024 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement and Proxy Card are available at http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00033033300000000000 9 091421 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 1. TO REELECT MR. DORON NEVO AS A CLASS III DIRECTOR TO SERVE FOR AN ADDITIONAL TERM OF THREE YEARS 2. TO REELECT MR. SHABTAI ADLERSBERG AS A CLASS III DIRECTOR TO SERVE FOR AN ADDITIONAL TERM OF THREE YEARS 3. TO REELECT MR. STANLEY STERN AS A CLASS III DIRECTOR TO SERVE FOR AN ADDITIONAL TERM OF THREE YEARS 4. TO APPROVE AN INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL AND RELATED AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION 5. TO RATIFY THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2024 AND TO AUTHORIZE THE BOARD OF DIRECTORS (OR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, IF SO AUTHORIZED BY THE BOARD OF DIRECTORS) TO DETERMINE THE AUDITORS’ COMPENSATION FOR AGAINST ABSTAIN The undersigned hereby acknowledges receipt of the Notice of the 2024 Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.